SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

First Niles Financial, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

33582N 10 6

(CUSIP Number)

George J. Swift
c/o First Niles Financial, Inc.
55 North Main Street
P.O. Box 311
Niles, Ohio 44446
(330) 652-2539

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 23, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

Next Page

SCHEDULE 13D

CUSIP No. 553519-10-9

	1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. Swift

	2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) __

	3.	SEC USE ONLY

	4.	SOURCE OF FUNDS PF, SC

	5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) __

	6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 (excludes 11,148 shares subject to option)

	8.	SHARED VOTING POWER 66,675

	9.	SOLE DISPOSITIVE POWER 0 (excludes 11,148 shares subject to option)

	10.	SHARED DISPOSITIVE POWER 66,675

	11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,823 (includes 11,148 shares subject to option)

	12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES __

	13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%

	14.	TYPE OF REPORTING PERSON IN

Next Page

         This Amendment amends the statement on Schedule 13D filed on February 2, 2001 relating to the common stock, par value $0.01 per share, of First Niles Financial, Inc. (the "First Niles"), a corporation organized under the laws of the state of Delaware. Except as stated in this Amendment, there has been no change in the information previously reported.

Item 2. Identity and Background

         The name and address of the person filing this statement is George J. Swift, c/o First Niles Financial, Inc. 55 North Main Street, P.O. Box 311, Niles, Ohio 44446. Mr. Swift served as a Director, Vice President and Secretary of First Niles Financial, Inc. ("First Niles") and its wholly owned subsidiary, Home Federal Savings and Loan Association of Niles, until his retirement in April 2003, and currently serves as an advisory director to First Niles. During the last five years, Mr. Swift has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

         Mr. Swift is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

         On October 26, 1998, in connection with First Nile's initial public offering of Common Stock, Mr. Swift acquired, 30,000 shares of Common Stock. The shares are held in trusts for which Mr. Swift and his spouse Marilyn E. Swift are co-trustees (the "Trusts"). The acquisition of the foregoing Common Stock was made with personal funds for an aggregate purchase price of approximately $300,000.

Next Page

         On December 15, 1999, Mr. Swift was awarded 14,035 shares of Common Stock under First Niles' Recognition and Retention Plan. The Common Stock was provided at no cost to Mr. Swift. These shares vested in equal installments on December 15, 1999, January 1, 2000, and January 1, 2001 and were subsequently transferred into the Trusts. Also, on December 15, 1999, Mr. Swift was awarded options to purchase 35,088 shares of Common Stock at an exercise price of $12.53. The 35,088 options vested in equal installments on December 15, 1999, January 1, 2000 and January 1, 2001. On July 22, 2003, Mr. Swift exercised his option to acquire 23,940 shares of Common Stock which were titled in the name of the Trusts. The acquisition of the Common Stock pursuant to the exercise of his stock options was made with personal funds for an aggregate exercise price of $299,968.20.

         On July 23, 2003, Mr. Swift sold 18,000 shares of Common Stock out of the holding of the Trusts. As of the date of this filing, 47,975 shares of Common stock are held in the Trusts.

         In addition, the amount beneficially owned by Mr. Swift includes 18,700 shares allocated to Mr. Swift's account under First Niles' Employee Stock Ownership Plan ("ESOP") during the term of his employment with First Niles.

Item 4. Purpose of Transaction

         All of the shares acquired by Mr. Swift, directly or indirectly, were acquired for investment purposes. Mr. Swift may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of First Niles for investment purposes or dispose of shares of First Niles to diversify his personal holdings, pay applicable taxes or for other personal reasons.

Next Page

         Except as noted above, Mr. Swift has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of First Niles, or the disposition of securities by First Niles;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving First Niles or any of its subsidiaries;

         (c) a sale or transfer of material amount of assets of First Niles or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of First Niles, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of First Niles;

         (f) any other material change in First Niles' business or corporate structure;

         (g) changes in First Niles' articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of First Niles by any persons;

         (h) causing a class of securities of First Niles to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-quotation system of a registered national securities association;

         (i) a class of equity securities of First Niles becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

         (a) Mr. Swift beneficially owns an aggregate of 77,823 shares of Common Stock, constituting 5.4% of the number of shares of such Common Stock outstanding on the date hereof.

Next Page

         (b) With respect to the 77,823 shares of Common Stock owned beneficially by Mr. Swift, such amounts include:

(1)	66,675 shares over which Mr. Swift has shared voting and shared dispositive power. This includes 47,975 shares held in the Trust for which Mr. Swift and his spouse Marilyn Swift are co-trustees, including shares of common stock originally granted to Mr. Swift under First Niles' Recognition and Retention Plan and shares acquired in connection with the exercise of stock options granted under First Niles' Stock Option and Incentive Plan. Mr. Swift is deemed to have shared voting and dispositive power over these shares. Mrs. Swift, who's address is c/o First Niles Financial, Inc., 55 North Main Street, P.O. Box 311, Niles, Ohio 44446, is currently retired. During the last five years, Mrs. Swift has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Mrs. Swift is a citizen of the United States of America.
(2)	18,700 shares of Common Stock allocated to Mr. Swift's ESOP account over which Mr. Swift has shared voting and shared dispositive power.
(3)	An option to purchase 11,148 shares of Common Stock over which Mr. Swift has no voting or dispositive power, but which upon exercise, Mr. Swift will have sole voting and dispositive power.

Next Page

         (c) During the 60-day period prior to the date of this filing, Mr. Swift effected the following transactions:

  On July 18, 2003, 2,000 shares of Common Stock were sold by Mr. Swift on the open market through a broker at a per share price of $16.14.
  On July 22, 2003, 23,940 shares of Common Stock were acquired by Mr. swift through the exercise of stock options at an exercise price of $12.53 per share.
  On July 23, 2003, 18,000 shares of Common Stock were sold by Mr. Swift on the open market through a broker at a per share price of $16.15.

         The exercise of options and the sale of the Common Stock by Mr. Swift were for the purposes of diversifying his holdings and paying applicable taxes.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares held by Mr. Swift, except for the 18,700 shares held in Mr. Swift's ESOP account.

Next Page

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	August 2, 2003	/s/ George J. Swift George J. Swift